EXHIBIT 99.1

Clark Holdings Inc. Reports Third Quarter Fiscal Year 2010 Financial Results

TRENTON, N.J., November 16 /PRNewswire-FirstCall/ -- Clark Holdings Inc. ("Clark") (NYSE AMEX: GLA; GLA.U; GLA.WS), a non-asset-based provider of mission-critical supply chain solutions, today announced operating results for the 13 and 39 weeks ended October 2, 2010.  Net loss attributable to Clark's common stockholders for the 13 weeks ended October 2, 2010 was $1,194,000 ($0.11 per diluted common share) compared to net income for the 13 weeks ended October 3, 2009 of $134,000 ($0.01 per diluted common share).  The net loss reported for the 13 weeks ended October 2, 2010 included $498,000 ($0.05 per diluted common share) of after tax loss associated with discontinued operations.

For more information on the Company's results of operations for the third quarter of 2010, please see the Company's Form 10-Q for the 13 and 39 weeks ended October 2, 2010, which was filed with the Securities and Exchange Commission today.

CLARK HOLDINGS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(In Thousands)

	13 Weeks Ended		39 Weeks Ended
	October 2, 2010	October 3, 2009	October 2, 2010	October 3, 2009

Gross Revenues	$17,052	$17,183	$48,917	$51,117

Freight expense	(12,134)	(10,453)	(34,303)	(32,011)
Depreciation and amortization	(406)	(432)	(1,226)	(1,272)
Operating, selling and administrative expense	(5,261)	(5,992)	(15,858)	(19,410)
Restructuring charges	(324)	–	(543)	–
Impairment charge	–	–	(594)	–
Operating income (loss)	(1,073)	305	(3,607)	(1,576)

Interest income	–	–	2	1
Interest expense	(41)	(82)	(121)	(145)
(Loss) income before income taxes	(1,114)	223	(3,726)	(1,720)
Benefit (provision) for income taxes	418	(89)	1,842	572

Income (loss) from continuing operations	$(696)	$134	$(1,884)	$(1,148)
Loss from discontinued operations, net of tax	(498)	–	(1,213)	–
Net income (loss)	$(1,194)	$134	$(3,097)	$(1,148)

Basic & diluted income (loss) per share
Income (loss) from continuing operations	$(0.06)	$0.01	$(0.18)	$(0.11)
Loss from discontinued operations	(0.05)	–	(0.11)	–
Net income (loss)	$(0.11)	$0.01	$(0.29)	$(0.11)

Weighted average shares used to compute income (loss) per share
Basic and diluted	10,859	10,859	10,859	10,859

This press release may contain certain forward-looking statements including statements with regard to the future performance of Clark.  Words such as "believes," "expects," "projects," and "future" or similar expressions are intended to identify forward-looking statements. These forward-looking statements inherently involve certain risks and uncertainties that are detailed in Clark's filings with the Securities and Exchange Commission. Clark undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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